Exhibit 21.1

Subsidiaries

Subsidiary Name	State/Jurisdiction of Organization

Triad Data Corporation	California

Triad Systems Financial Corporation	California

CCI/TRIAD Financial Holding Company	California

Activant Solutions Acquisitionco Ltd.	Canada

Activant Solutions Canada Limited	Canada

Speedware Corporation Inc.	Canada

Speedware Ltee/Ltd.	Canada

Activant Solutions Inc.	Delaware

Triad Systems Corporation	Delaware

CCI/ARD, Inc.	Delaware

HM Coop LLC	Delaware

Internet Auto Parts, Inc.	Delaware

Speedware Holdings, Inc.	Delaware

Activant Solutions France SARL	France

Activant Solutions Ireland Limited	Ireland

Speedware USA Inc.	New York

Enterprise Computer Systems, Inc.	South Carolina

Activant Solutions Inc. Espana SL	Spain

CCI/Triad Gem, Inc.	Texas

Prelude Systems, Inc.	Texas

Activant Solutions UK Limited	United Kingdom

Tridex Data Services Limited	United Kingdom

Tridex Leasing Limited	United Kingdom

Speedware Europe Limited	United Kingdom